FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Acquiring WatchDox to Bolster Mobile Content Security and Enterprise Collaboration	3.

2.	BlackBerry Advances Security of Mobile and Internet of Things with New High Assurance Initiative	3.
3.	Certicom Launches Managed Certificate Service to Secure Sensor Networks and IoT Applications	2.

Document 1

NEWS RELEASE

April 21, 2015
FOR IMMEDIATE RELEASE

BlackBerry Acquiring WatchDox to Bolster Mobile Content Security and Enterprise Collaboration

Waterloo, Ontario - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that it has entered into a definitive agreement to acquire WatchDox Ltd. to further enhance BlackBerry’s best-in-class mobile security and give enterprises unmatched control over their files even after data leaves the corporate network. WatchDox’s technology will be offered as a value-added service that complements BlackBerry’s Enterprise Mobility Management (EMM) portfolio, and will be available with BES12, a multi-OS EMM solution.

Terms of the transaction were not disclosed. Completion of the transaction is subject to customary closing conditions.

WatchDox is a data security company offering the most secure enterprise file-sync-and-share (EFSS) solutions that allow users to protect, share and work with their files on any device(1). WatchDox security travels with shared files on both mobile and desktop devices to give organizations full visibility and control over how files are edited, copied, printed or forwarded. The solution also allows end users to revoke access or delete files remotely, enables secure mobile productivity for repositories both in the cloud and on premises, and gives administrators the ability to lock or remove access to files compromised in a data breach.

The addition of WatchDox will extend BlackBerry’s commitment to help organizations securely connect employees with each other and with corporate information across all mobile and desktop platforms. BES12 is the foundation for BlackBerry’s extensive portfolio of enterprise security, productivity, and communication and collaboration services.

“BlackBerry is constantly expanding the potential of data security so that it enables more collaboration and sharing rather than creating limitations,” said John Chen, BlackBerry Executive Chairman and CEO. “This acquisition represents another key step forward as we transition BlackBerry into the premier platform for secure mobile communications software and applications, supporting all devices and operating systems. Together with last year’s Secusmart acquisition, Samsung partnership, our own internal development efforts, and now the acquisition of WatchDox, we now have capabilities to secure communications end-to-end from voice, text, messaging, data and now enterprise file-sync-and share.”

Headquartered in Palo Alto, California, with research and development facilities in Petah Tikva, Israel, WatchDox serves leading organizations across a variety of industry sectors in which secure collaboration and mobility are essential, including government, healthcare, financial services, manufacturing, law and media.

“Enterprises require secure mobile solutions that enable users to more easily collaborate and increase their productivity. WatchDox meets this need by uniting data-centric security with a user-friendly experience that is highly valued by our customers,” said Moti Rafalin, WatchDox CEO and founder. “The combination of BlackBerry’s security leadership and EMM portfolio with WatchDox technology will bring the most productive and collaborative mobility solution to organizations that need innovative ways to conduct business securely and efficiently.”

“Sharing data outside the corporate walls can significantly increase workforce productivity, but can open an enterprise to serious financial and reputational risk if not implemented with the proper control,” said Maribel Lopez, Principal and Founder, Lopez Research. “WatchDox provides this control and truly focuses on data-centric security. Their enterprise file-sync-and-share technology will be an important enhancement to BlackBerry’s cross-platform EMM portfolio, as it delivers new capabilities while ensuring the level of security that enterprises have come to expect from BlackBerry.”

The acquisition of WatchDox will form the basis of a new security-focused BlackBerry R&D center in Israel. BlackBerry’s acquisition of WatchDox follows last year’s purchase of Secusmart, a leader in high-security voice and data encryption, and is the latest demonstration of the company’s commitment to being the first name in enterprise mobile security. This commitment is why BlackBerry customers include all G7 governments, 16 of the G20 governments, 10 out of 10 of the largest global banks and law firms, and the top five largest managed healthcare, investment services, and oil and gas companies. BlackBerry also has more security certifications than any other vendor and BlackBerry 10 is the only mobility solution to receive “Full Operational Capability” (FOC) approval to run on U.S. Department of Defense networks.

[1] “Critical Capabilities for Enterprise File Synchronization and Sharing,” 13 August 2014, Gartner

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About WatchDox
WatchDox is the leading secure enterprise file-sync-and-share (EFSS) solution, enabling users to share, work with and control their files on every device. Available as SaaS, a virtual appliance or a hybrid, the award-winning WatchDox platform provides a single pane of glass to work with personal and enterprise content, uniquely combining consumer-style app interfaces with security that can be dialed up to suit any enterprise use case. More than 150 of the Fortune 1000 - including the largest civilian federal agencies, six of the top twelve private equity firms and five of the six major Hollywood studios, healthcare firms and manufacturers - depend on WatchDox secure file-sharing solutions. For more information, visit www.WatchDox.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

NEWS RELEASE

April 21, 2015
FOR IMMEDIATE RELEASE

BlackBerry Advances Security of Mobile and Internet of Things with New High Assurance Initiative

BlackBerry’s Center for High Assurance Computing Excellence unites researchers to target vulnerability prevention

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today introduced the BlackBerry Center for High Assurance Computing Excellence (CHACE). The initiative expands the Company’s research and development (R&D) efforts to drive worldwide innovation and improvement in computer security.

“As the number of connected devices multiplies, so do the threats to security and privacy,” said Bob Egan, CEO, Sepharim Research Group. “Organizations need to rethink the way they approach security and transition from a reactive posture to one that is proactive and promises the greatest defense against sophisticated cyber attackers.”

The fail-then-patch approach to managing security risk has become a widely accepted practice, even as consumers and enterprises face mounting threats from cyber attackers. CHACE aims to reverse the current paradigm with the development of tools and techniques that deliver a far higher level of security protection than currently available.

BlackBerry has a long history in high assurance techniques, including rigorous automated testing, deep vulnerability and failure analysis, and formal methods to prove safety and security properties. These competencies have enabled the Company’s solutions to achieve a wide range of quality, safety, and security certifications, including:

•	Approval of smartphone and Mobile Device Management (MDM) platform for use on U.S. Department of Defense classified networks

•	Certification for use in vehicle systems that comply with ISO 26262, up to Automotive Safety Integrity Level D, the highest level achievable

•	Compliance to IEC 62304 medical software standard and approval in life-critical medical devices

CHACE will extend BlackBerry’s state-of-the-art competencies in vulnerability prevention and enable the application of high assurance security research to real-world products and services.

“There’s a belief that the key to the world’s security issues is to patch faster, but this hamster wheel fails to address the root issue,” said David Kleidermacher, Chief Security Officer, BlackBerry. “Systems that require regular patching always contain vulnerabilities unknown to developers, and some of these vulnerabilities are in fact known by would-be attackers. It’s clear we must build systems that are provably devoid of security flaws. The software and security engineering required to meet this objective is sadly rare today and must become commonplace. CHACE is BlackBerry’s initiative towards this goal, and we welcome all who wish to join the fight.”

Key collaborators with CHACE include academic institutions as well as industry groups that share BlackBerry’s commitment to high assurance practices. For example, CHACE will collaborate with the healthcare community to address security and privacy concerns for next-generation wireless medical devices and applications.

A number of leading organizations have already expressed support for CHACE.

“Next-generation mHealth systems and Internet of Things devices, such as the artificial pancreas for people with diabetes, can dramatically improve quality of life. However, these wireless devices are inhibited from realizing their full potential by an insufficient assurance of security and privacy afforded by current commercial development practices,” said David Klonoff, M.D., President, Diabetes Technology Society and Clinical Professor of Medicine, University of California, San Francisco. “BlackBerry is assisting Diabetes Technology Society to foster the high assurance security processes and standards needed to turn promise into reality for patients with diabetes and other diseases.”

"Cybersecurity education and applied research is a priority at Cal Poly,” said Debra Larson, Ph.D., Dean, College of Engineering, Cal Poly San Luis Obispo. “The school’s new Cybersecurity Center reflects our goal to be at the forefront of preparing the next generation of engineers to ensure the safety of cyberspace in our technologically interconnected world - as well as enhance the user experience of navigating that world. BlackBerry’s Center for High Assurance Computing Excellence is creating exciting new opportunities for university and industry collaborations on this new frontier of innovation, economic activity and security."

“Given the challenges we face in a modern society that increasingly relies on computing, I believe that establishing a research center focusing on high assurance software is timely and visionary,” said Tevfik Bultan, Professor, Department of Computer Science and Director, Computing Verification Lab (VLab), University of California, Santa Barbara. “I strongly support BlackBerry’s Center for High Assurance Computing Excellence.”

“I commend BlackBerry for its CHACE initiative, which gives participants the opportunity to collaborate on solutions that attack critical security challenges,” said Daniel Kroening, Professor of Computer Science, University of Oxford.
“BlackBerry and the University of Waterloo enjoy a strong partnership that has served as the foundation for groundbreaking research,” said Dave Dietz, Director, Engineering Research, University of Waterloo. “The BlackBerry Center for High Assurance Computing Excellence will be another avenue for us to collaborate on projects critical to secure computing and introduce new technologies to the world.”

Organizations interested in joining CHACE can sign up for more information at www.BlackBerry.com/CHACE. To learn more about BlackBerry security, visit www.BlackBerry.com/Security.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com
###

Forward-looking bar statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 3

NEWS RELEASE

April 21, 2015
FOR IMMEDIATE RELEASE
Certicom Launches Managed Certificate Service to Secure Sensor Networks and IoT Applications
Elliptic Curve Cryptography offers high-end, low-cost protection for millions of smart connected devices
Waterloo, ON - Certicom Corp., a subsidiary of BlackBerry Limited (NASDAQ: BBRY; TSX: BB), today announced a new managed public key infrastructure certificate service for connected devices, unleashing the performance of its renowned security technology for a broad range of Internet of Things (IoT) applications. This cost-effective service will help device manufacturers and service providers secure their IoT networks and ecosystems, ensuring that the devices they connect are known and trusted. The service puts security certificates under Certicom’s management, meaning customers can focus more on their core business and less on security infrastructure and management.

On the week of April 13, Certicom began issuing certificates for the smart meter initiative in the United Kingdom, a market with over 104 million smart meters and home energy management devices that conform to ZigBee® Smart Energy specifications. Certicom designed this new managed PKI certificate service to scale up to hundreds of millions of connected devices. Since 2008, Certicom has issued nearly 60 million ZigBee device certificates to secure smart meters and energy management devices worldwide. Members of the ZigBee Alliance use the certificates to enroll devices into a network and protect sensitive data with powerful, efficient Elliptic Curve Cryptography (ECC) from Certicom.

“Certicom’s application security framework implements strong device identity and supports role- and policy-based access control, allowing alliance members to provide customers with an enterprise-grade secure sensor network,” said Ryan Maley, Director of Strategic Marketing, ZigBee Alliance. “This announcement further demonstrates Certicom’s leadership in Internet of Things security and enables highly secure ZigBee devices for every home and small business in Great Britain.”

“Strong cryptography and entity authentication are the foundation of IoT security,” said Jim Alfred, Vice President, BlackBerry Technology Solutions, Certicom. “When you manage remote devices, you need to know that you can trust the devices and that your communications network is secured. Certicom device certificates can provide that assurance. Offering innovations in device security is part of BlackBerry’s ongoing mission to be a leading provider of device and application management solutions.”

The Certicom managed PKI certificate service is available to device manufacturers and service providers, whether on the BlackBerry® IoT Platform or as part of another connected device ecosystem or private network, with options for Elliptic Curve, hybrid, or legacy RSA-based device certificates.

Visit Certicom online to learn more about ZigBee Smart Energy device certificates and how to access Certicom security technology.

About Certicom
Certicom, a subsidiary of BlackBerry Limited, manages and protects the value of content, applications, and devices with government-approved security. Elliptic Curve Cryptography (ECC) provides the most security per bit of any known public-key scheme. As the global leader in ECC, Certicom has licensed its security offerings to hundreds of multinational technology companies, including IBM, General Dynamics, and SAP. Founded in 1985, Certicom’s corporate office is located in Mississauga, Ontario, Canada with worldwide sales offices in the USA, Europe, and Asia. Visit www.certicom.com

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.blackberry.com.

About ZigBee
ZigBee offers the only open, global wireless standard enabling everyday simple and smart objects to work together and help you control your world. ZigBee is the leading standard for monitoring and control used in consumer, commercial, and industrial markets around the world. The Alliance is an open, non-profit ecosystem of approximately 400 organizations developing and promoting standards defining the Internet of Things for use in homes and businesses. For more information, visit www.ZigBee.org.

Certicom Media Relations
1-613-595-3586
certicommediarelations@certicom.com

###
© 2015 Certicom Corp. Trademarks, including but not limited to Certicom, Certicom Secure, KeyInject and Security Builder, are the trademarks or registered trademarks of Certicom Corp., the exclusive rights to which are expressly reserved. All other trademarks are the property of their respective owners.
Certicom Corp. (Certicom) is a subsidiary of BlackBerry Limited. Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Certicom and/or BlackBerry Limited in light of their experience and perception of historical trends, current conditions, and expected future developments, as well as other factors that Certicom and/or BlackBerry believe are appropriate in the circumstances. Many factors could cause Certicom’s and/or BlackBerry’s actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on Certicom’s and/or BlackBerry’s forward-looking statements. Certicom and BlackBerry have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certicom and/or BlackBerry are not responsible for and assume no obligations or liability and make no representation, warranty, endorsement, or guarantee in relation to any aspect of any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 21, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer